EXHIBIT 99.1

Stantec signs Letter of Intent to acquire Wenck, a 300-person environmental engineering firm

EDMONTON, Alberta and MINNEAPOLIS, Dec. 03, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Global engineering and design firm Stantec has signed a Letter of Intent to acquire Wenck, a US-based environmental engineering firm with core expertise in air, water, waste, food processing, natural resources, and infrastructure. Founded in 1985, Wenck operates both nationally and internationally, providing complete environmental, engineering, and response solutions with 300 multidisciplinary technical experts. The terms of the transaction were not disclosed.

This acquisition will immediately add depth and breadth to Stantec’s environmental services team, especially in the US Midwest. The environmental services industry is experiencing significant growth, with opportunities in the US energy, infrastructure, manufacturing, mining, and transportation sectors.

“Wenck and Stantec share a client-focused, expert service, and entrepreneurial culture,” said Gord Johnston, President and Chief Executive Officer, Stantec. “We have worked with Wenck across multiple business lines over many years, and we’re actively collaborating on several projects currently. While Wenck complements our current suite of markets and sectors, they fill important gaps in expertise, services, geography, and clients.”

Wenck’s air quality and process engineering teams will provide platforms for Stantec growth in the US and Canada. Their solid waste and private development teams will add depth for Stantec in Minnesota, Colorado, Wyoming, North Dakota, and Georgia. Additionally, Wenck’s market-leading water resources, mining and environmental remediation capabilities will help grow Stantec’s presence in the company’s US North Central, Mountain, and Southeast Regions, and their municipal infrastructure, geospatial resources, and construction services/administration groups will strengthen Stantec’s municipal practice.

“Alignment of culture and values is critical for us. We’re excited to see a strong alignment with Stantec’s purpose, values, and culture, which we believe is a strong foundation for success,” said Rod Ambrosie, Chief Executive Officer, Wenck. “By integrating into a global company network, this acquisition provides new opportunities for both our employees and clients.”

Wenck’s engineering and environmental services experience will strengthen Stantec’s ability to support industrial, infrastructure, energy, and real estate sectors. Wenck’s wide range of projects include:

  Former Advance Machine Facility: The historic manufacturing facility was the source of chlorinated releases to soil, groundwater, and vapor for decades. When the site was redeveloped in the late 1990s into residential homes, Wenck undertook a full remedial investigation of the site, including soil, groundwater, surface-water, and soil gas to assess potential risk. Based on the results, site remediation consisting of groundwater pump and treatment started in 2004. Over the years, upgrades have been made, and Wenck is currently designing a significant expansion of the groundwater pump and treatment system to include two additional deep well systems for advance remediation.
  Canola Oil Processing Facility: Wenck was the lead engineer for a Canola Oil Processing Facility. As lead engineer, Wenck completed the in-house design services, used air dispersion modeling for the air permitting, and managed all subcontractor design services. Wenck’s project services totaled more than 39,000 hours, including leading the mechanical design, electrical design, process/process piping design, site layout, and process controls design.
  Palmer’s Creek Wind Farm: A large wind energy conversion system with a 44.6-megawatt nameplate capacity was proposed near Granite Falls, Minnesota. The project included 18 wind turbines and associated facilities located on approximately 6,150 acres of privately-owned land. Project construction and operation required numerous local, state, and federal regulatory requirements. Wenck assisted Palmer’s Creek by completing necessary pre-construction surveys, biological assessment, Minnesota site permitting, and federal environmental review.
  Fridley Civic Center Stormwater Reuse: The Fridley Civic Center Complex includes a new city hall, police and fire departments, and public works facility. The City of Fridley saw an opportunity to bring their civil services and the surrounding community together by making stormwater a focal point of their complex – a living example to promote best management practices to protect an important regional water resource, Rice Creek. Wenck’s site design included a central water feature with a recirculating three-step aerated pool. The water feature serves as a central amenity connecting the different uses on site and creates a community gathering space. It also serves as a reservoir for stormwater reuse through onsite irrigation of green spaces. The Civic Center Complex was recently named 2020 Project of the Year by the American Public Works Association-Minnesota (APWA MN) Chapter.
  Biochar and Iron-Enhanced Sand Filters: One of the most common impairments to water quality in lakes and streams is bacteria. Wenck partnered with the Shingle Creek and West Mississippi Watershed Management Commissions to obtain a federal grant to fund a project to field-trial three applications of a new technology to treat bacteria in real-world stormwater runoff. Wenck designed three applications of biochar- and iron-enhanced sand filters, and the project tested the effectiveness of these filters. The applications were successful at removing 60 – 95 percent of bacteria, and Wenck continues to work with the Shingle Creek and West Mississippi Watershed Management Commissions to refine designs, better understand longevity and maintenance needs, and identify additional applications and locations for treatment of bacteria in stormwater runoff.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Media Contact
Danny Craig
Stantec Media Relations
Ph (949) 923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph (780) 917-8159
tom.mcmillan@stantec.com

Design with community in mind